UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Lifesciences Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,968,000 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,968,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC and (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Lifesciences Sponsor LLC.

(2) Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024, and (iii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,309,762 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,309,762 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,762 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, (iii) 3,008,429 Ordinary Shares held directly by Frazier Life Sciences X, L.P., and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024, (iii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,309,762 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,309,762 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,762 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, (iii) 3,008,429 Ordinary Shares held directly by Frazier Life Sciences X, L.P., and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024, (iii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,309,762 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,309,762 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,762 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, (iii) 3,008,429 Ordinary Shares held directly by Frazier Life Sciences X, L.P., and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024, (iii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,134,071 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,134,071 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,134,071 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,134,071 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,134,071 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,134,071 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,134,071 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,134,071 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,134,071 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,841,841 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,841,841 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,841,841 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,841,841 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,841,841 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,841,841 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,841,841 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,841,841 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,841,841 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,131,077 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,131,077 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,077 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,131,077 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,131,077 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,131,077 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,077 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,131,077 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,131,077 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,131,077 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,077 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,131,077 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 16,416,751 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 16,416,751 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,416,751 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, (iii) 3,008,429 Ordinary Shares held directly by Frazier Life Sciences X, L.P., (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024, (v) 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P., (vi) 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. and (vii) 1,131,077 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024, (iii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 16,416,751 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 16,416,751 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,416,751 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, (iii) 3,008,429 Ordinary Shares held directly by Frazier Life Sciences X, L.P., (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024, (v) 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P., (vi) 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. and (vii) 1,131,077 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024, (iii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of December 13, 2024, and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,975,912 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,975,912 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,975,912 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,975,912 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,975,912 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,975,912 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,134,071 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 2,841,841 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,131,077 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,131,077 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,077 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,131,077 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 92,385,872 Ordinary Shares that were outstanding on October 31, 2024 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 6, 2024, and (ii) 14,667,347 Ordinary Shares that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 13, 2024.

CUSIP No. N62509 109

Item 1.	Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends the statement on Schedule 13D filed on December 2, 2022 (the “Original Schedule 13D”) as amended on June 7, 2023, August 15, 2023 and February 21, 2024 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 4, the “Schedule 13D”) with respect to the Ordinary Shares (the “Ordinary Shares”) of NewAmsterdam Pharma Company N.V. (the “Issuer”), having its principal executive office at Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Except as otherwise specified in this Amendment No. 4, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired Ordinary Shares in connection with a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), dated July 25, 2022, by and among FLAC, the Issuer, NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company. The Business Combination closed on November 22, 2022 (the “Closing Date”).

In connection with the closing of the Business Combination, the Reporting Persons were issued (i) an aggregate of 4,801,000 Ordinary Shares upon the conversion of Class A ordinary shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of FLAC that were issued to the Sponsor in a private placement prior to FLAC’s IPO and (ii) an aggregate of 500,333 warrants to purchase Ordinary Shares (the “Warrants”), each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022, upon the conversion of warrants to purchase Class A Ordinary Shares that were purchased from FLAC in a private placement that closed simultaneously with the consummation of FLAC’s IPO.

On November 22, 2022, concurrently with the closing of the Business Combination, the Reporting Persons were issued an aggregate 4,500,000 Ordinary Shares by the Issuer in a private placement that closed simultaneously with the consummation of the Business Combination, pursuant to subscription agreements previously entered into among the Reporting Persons, FLAC and the Issuer.

On December 15, 2022, FLSPF purchased an aggregate of 16,383 Ordinary Shares of the Issuer for an approximate total purchase price of $181,786.

On December 15, 2022, FLSOF purchased an aggregate of 16,384 Ordinary Shares of the Issuer for an approximate total purchase price of $181,797.

On December 15, 2022, FLS XI purchased an aggregate of 7,784 Ordinary Shares of the Issuer for an approximate total purchase price of $86,435.

On June 7, 2023, FLSPF purchased an aggregate of 545,217 Ordinary Shares of the Issuer for an approximate total purchase price of $6,269,996.

On June 7, 2023, FLSOF purchased an aggregate of 508,695 Ordinary Shares of the Issuer for an approximate total purchase price of $5,849,993.

On June 7, 2023, FLS XI purchased an aggregate of 250,435 Ordinary Shares of the Issuer for an approximate total purchase price of $2,880,003.

Between June 15, 2023 and June 20, 2023, FLSPF purchased an aggregate of 94,428 Ordinary Shares of the Issuer for an approximate total purchase price of $1,136,230.

Between June 15, 2023 and June 20, 2023, FLSOF purchased an aggregate of 88,103 Ordinary Shares of the Issuer for an approximate total purchase price of $1,060,122.

Between June 15, 2023 and June 20, 2023, FLS XI purchased an aggregate of 43,374 Ordinary Shares of the Issuer for an approximate total purchase price of $521,909.

On August 11, 2023, FLSPF purchased an aggregate of 637,384 Ordinary Shares of the Issuer for an approximate total purchase price of $6,534,038.

On August 11, 2023, FLSOF purchased an aggregate of 380,616 Ordinary Shares of the Issuer for an approximate total purchase price of $3,901,823.

On August 11, 2023, FLS XI purchased an aggregate of 241,902 Ordinary Shares of the Issuer for an approximate total purchase price of $2,479,819.

On March 26, 2024, FLSPF purchased an aggregate of 47,847 Ordinary Shares of the Issuer for an approximate total purchase price of $1,028,711.

On March 26, 2024, FLSOF purchased an aggregate of 24,191 Ordinary Shares of the Issuer for an approximate total purchase price of $520,107.

On March 26, 2024, FLS XI purchased an aggregate of 14,771 Ordinary Shares of the Issuer for an approximate total purchase price of $317,577.

On March 26, 2024, FLS X purchased an aggregate of 8,429 Ordinary Shares of the Issuer for an approximate total purchase price of $181,224.

Between August 12, 2024 and September 26, 2024, FLSPF purchased an aggregate of 482,812 Ordinary Shares of the Issuer for an approximate total purchase price of $7,877,492.

Between August 12, 2024 and September 26, 2024, FLSOF purchased an aggregate of 142,424 Ordinary Shares of the Issuer for an approximate total purchase price of $2,323,770.

Between August 12, 2024 and September 26, 2024, FLS XI purchased an aggregate of 3,015 Ordinary Shares of the Issuer for an approximate total purchase price of $49,192.

On December 13, 2024, FLSPF purchased an aggregate of 2,310,000 Ordinary Shares of the Issuer for an approximate total purchase price of $56,595,000.

On December 13, 2024, FLSOF purchased an aggregate of 681,428 Ordinary Shares of the Issuer for an approximate total purchase price of $16,694,986.

On December 13, 2024, FLS XI purchased an aggregate of 69,796 Ordinary Shares of the Issuer for an approximate total purchase price of $1,710,002.

The Reporting Persons beneficially own the Ordinary Shares and Warrants for investment purposes. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the date hereof, the Reporting Persons beneficially owned an aggregate of 15,916,418 Ordinary Shares and 500,333 Warrants, consisting of: (i) 3,801,000 Ordinary Shares and 167,000 Warrants directly beneficially owned by the Sponsor (collectively, the “Sponsor Securities”), (ii) 3,008,429 Ordinary Shares and 333,333 Warrants directly beneficially owned by FLS X (the “FLS X Securities”), (iii) 1,131,077 Ordinary Shares directly beneficially owned by FLS XI (the “FLS XI Securities”), (iv) 5,134,071 Ordinary Shares directly beneficially owned by FLSPF (the “FLSPF Securities”) and (v) 2,841,841 Ordinary Shares directly beneficially owned by FLSOF (the “FLSOF Securities”).

As the sole member of the Sponsor, FLS X may be deemed to beneficially own the Sponsor Securities. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. As members of FHMLS X, L.L.C. and managers of each of FLS X, FHMLS X, L.P. and FHMLS X, L.L.C., each of Dr. Topper and Mr. Heron may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. Dr. Topper also serves as a manager of the Sponsor.

As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Securities. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Securities. As members of FHMLS XI, L.L.C. and managers of each of FLS XI, FHMLS XI, L.P. and FHMLS XI, L.L.C., each of Dr. Topper, Mr. Heron and Dr. Estes may be deemed to beneficially own the FLS XI Securities.

As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Securities. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Securities. As members of FHMLSP, L.L.C. and managers of each of FLSPF, FHMLSP, L.P. and FHMLSP, L.L.C., each of Dr. Topper, Mr. Heron, Dr. Cha and Dr. Brush may be deemed to beneficially own the FLSPF Securities.

As the sole general partner of FLSOF, FHMLSP Overage, L.P. may be deemed to beneficially own the FLSOF Securities. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the FLSOF Securities. As members of FHMLSP Overage, L.L.C. and managers of each of FLSOF, FHMLSP Overage, L.P. and FHMLSP Overage, L.L.C., each of Dr. Topper, Mr. Heron, Dr. Cha and Dr. Brush may be deemed to beneficially own the FLSOF Securities.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024	FRAZIER LIFESCIENCES SPONSOR LLC
By Frazier Life Sciences X, L.P., its sole member
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLS X, L.P.
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.
By: FHMLSP Overage, L.P., its General Partner
By: FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLSP OVERAGE, L.P.
By FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 17, 2024	By:	*
James Topper

Date: December 17, 2024	By:	*
Patrick Heron

Date: December 17, 2024	By:	**
Albert Cha

Date: December 17, 2024	By:	**
James Brush

Date: December 17, 2024	By:	***
Daniel Estes

Date: December 17, 2024	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.